UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

ORBIT INTERNATIONAL CORP.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

685559106
(CUSIP Number)

                                                David L. Hefflinger
Alan S. Parsow                                  McGrath, North, Mullin
General Partner                                   & Kratz, P.C.
P. O. Box 0449                                  1400 One Central Park Plaza
Elkhorn, NE 68022                               Omaha, NE 68102
(402) 289-3217             with a copy to       (402) 341-3070

               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                               July 28, 1997
          (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.
CUSIP NO. 685559106      13D                    Page 2 of 5 Pages

1.   Name of Reporting Person
     SS or IRS Identification Number of Above Person

     Parsow Partnership, Ltd., a Limited Partnership / 47-0541937

2.   Check the Appropriate Box if a Member of a Group

     /X/  (a)                 / /  (b)

3.   SEC Use Only

4.   Source of Funds


     WC

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

      __
     /_/

6.   Citizenship or Place of Organization

     Nebraska

                              7. Sole Voting Power

                                   295,000 Shares
     Number of
     Shares                   8. Shared Voting Power
     Beneficially
     Owned by                      0
     Reporting
     Person                   9. Sole Dispositive Power
     With
                                   295,000 Shares

                              10.  Shared Dispositive Power

                                   0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person


          295,000 Shares

12.  Check Box if Aggregate Amount in Row 11 Excludes Certain
Shares
           __
          /_/

13.  Percent of Class Represented by Amount in Row 11

     Approximately 4.8% of voting securities

14.  Type of Reporting Person

     PN

CUSIP NO. 685559106           13D               Page 3 of 5 Pages

1.   Name of Reporting Person
     SS or IRS Identification Number of Above Person

     Elkhorn Partners Limited Partnership / 47-0721875

2.   Check the Appropriate Box if a Member of a Group

     /X/  (a)                 / /  (b)

3.   SEC Use Only

4.   Source of Funds


     WC

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

      __
     /_/

6.   Citizenship or Place of Organization

     Nebraska

                              7. Sole Voting Power

                                   75,000 Shares
     Number of
     Shares                   8. Shared Voting Power
     Beneficially
     Owned by                      0
     Reporting
     Person                   9. Sole Dispositive Power
     With
                                   75,000 Shares

                              10.  Shared Dispositive Power

                                   0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person


     75,000 Shares

12.  Check Box if Aggregate Amount in Row 11 Excludes Certain
Shares
      __
     /_/

13.  Percent of Class Represented by Amount in Row 11

     Approximately 1.2% of voting securities

14.  Type of Reporting Person

     PN
CUSIP NO. 685559106           13D               Page 4 of 5 Pages

ITEM 1.   SECURITY AND ISSUER.

     The securities to which this Schedule 13D relates are shares of common stock of ORBIT INTERNATIONAL CORP. ("ORBIT"), whose principal executive offices are located at 80 Cabot Court, Hauppauge, New York, 11788. Parsow Partnership, Ltd. and Elkhorn
Partners Limited Partnership (the "Partnerships") are the entities making this filing.

ITEM 2.   IDENTITY AND BACKGROUND.

     (a)-(c), (f) This Statement is being filed by the Partnerships. The sole general partner of both Partnerships is Alan S. Parsow, 2222 Skyline Drive, Elkhorn, Nebraska 68022. The business of both Partnerships consists of the buying and selling, for the account of the Partnership, of stocks, bonds and other securities, commodities, property and investments. Mr. Parsow is a United States citizen.

     (d)-(e) Neither of the Partnerships nor Mr. Parsow has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such law.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Partnerships have acquired ORBIT common stock through open market purchases. The purchase price was obtained from the Partnerships' working capital and from margin account borrowings from brokers.

ITEM 4.   PURPOSE OF THE TRANSACTION.

     The Partnerships have acquired the ORBIT common shares as an investment. The Partnerships intend to review on a continuing basis their investments in the ORBIT common stock, ORBIT's business affairs and financial condition, as well as conditions in the securities markets and general economic and industry conditions. The Partnerships may purchase additional ORBIT common shares either in the open market, in privately-negotiated transactions, or otherwise. Additionally, the Partnerships may dispose of the ORBIT common stock they presently own or hereafter acquire either in the open market, in privately negotiated transactions, or otherwise.

     Mr. Parsow, on behalf of the Partnerships, plans to contact management of ORBIT to discuss procedures to enhance future growth and enhance stockholder value.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUES.

     (a)(b) As of July 28, 1997, Parsow Partnership, Ltd. owns 295,000 shares of ORBIT common stock and Elkhorn Partners Limited Partnership owns 75,000 shares of ORBIT common stock. The ORBIT Form 10-Q for the quarter ended March 31, 1997 reported that there were outstanding 6,186,000 shares of ORBIT common stock as of March 31, 1997.
CUSIP NO. 685559106           13D       Page 5 of 5  Pages


Based on this number, Parsow Partnership, Ltd. owns approximately
4.8% of the ORBIT common stock and Elkhorn Partners Limited
Partnership owns approximately 1.2% of the ORBIT common stock.

     (c) During the past 60 days, Parsow Partnership, Ltd. purchased 60,000 shares of ORBIT common stock, in open market transactions, at a price of $1.94 per share, and Elkhorn Partners Limited Partnership purchased 40,000 shares of ORBIT common stock in open market transactions at $1.94 per share.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS
          WITH RESPECT TO SECURITIES OF THE ISSUER.

     Neither of the Partnerships nor Mr. Parsow has any contract, arrangement, understanding or relationship with any other person with respect to any securities of ORBIT including the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Not Applicable.

                            SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

     DATED:  July 31, 1997


Elkhorn Partners                   Parsow Partnership, Ltd.,
Limited Partnership                A Limited Partnership


By  /s/ Alan S. Parsow             By  /s/ Alan S. Parsow

  Alan S. Parsow                     Alan S. Parsow
  General Partner                    General Partner